Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-4499 (212) 818-8800
Facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

January 8, 2025

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Re:	Classover Holdings, Inc.
Class Over Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed December 23, 2024
File No.: 333-283454

Ladies and Gentlemen:

On behalf of Classover Holdings, Inc. and Class Over Inc. (the “Company”), we hereby respond as follows to the comment letter from the staff of the Securities and Exchange Commission (the “SEC”) dated January 7, 2025, relating to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). Captions and page references herein correspond to those set forth in the amended Registration Statement.

Capitalized terms used but not defined herein have the meanings ascribed to them on the Registration Statement.

Amendment No. 2 to Registration Statement on Form S-4 filed December 23, 2024

Proposal 1: The Business Combination Proposal

Potential Dilution to Non-Redeeming BFAC Public Shareholders, page 85

1.

We note your revised disclosure on page 88 in response to prior comment 2. For each redemption level, please revise the “Company Valuation at SPAC IO Price per Share” to disclose Classover Holdings Inc.'s valuation at or above which the potential dilution results in the amount of the non-redeeming shareholders' interest per share being at least the initial public offering price per share of common stock. Refer to Item 1604(c)(1) of Regulation S-K and SEC Release No. 33-11265.

We have revised the disclosure on page 88 of the Registration Statement as requested.

Exhibits

2.	Please have your auditor revise their consent in Exhibit 23.1 to include a conformed signature.

We have included a new auditor consent with a conformed signature as requested.

*************

GRAUBARD MILLER

Securities and Exchange Commission

January 8, 2025

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

cc.	Fanghan Sui, Chief Executive Officer
Hui Luo, Chief Executive Officer